FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2015 interim report of Huaneng Power International, Inc. (the Registrant”), filed by the Registrant with the Hong Kong Stock Exchange on September 17, 2015.

CONTENTS
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

2	Interim Results

2	Business Review for the First Half of the Year

4	Prospects for the Second Half of 2015

5	Management’s Discussion and Analysis (Prepared Under IFRS)

17	Share Capital Structure

17	Purchase, Sale or Redemption of Shares

17	Major Shareholding Structure

18	Directors’ and Supervisors’ Right to Purchase Shares

18	Public Float

18	Dividends

18	Disclosure of Material Event(s)

19	Corporate Governance

30	Review by the Audit Committee

31	Legal Proceedings

31	Documents for Inspection

33	Condensed Consolidated Interim Statement of Financial Position (Unaudited)

35	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

37	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

39	Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

40	Notes to the Unaudited Condensed Consolidated Interim Financial Information

78	Financial Statements Reconciliation between PRC GAAP and IFRS

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2015 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2015, the Company and its subsidiaries recorded consolidated operating revenue of RMB65.305 billion, representing an increase of 1.08% compared to the same period of last year. The profit attributable to equity holders of the Company was RMB8.951 billion, representing an increase of 31.47% compared to the same period of last year. The earnings per share were RMB0.62 and net asset value per share (excluding non-controlling interests) was RMB5.18.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2015, in face of the structural changes in the State’s economy and the stagnant growth of total electricity consumption nationwide compared to the same period of last year, the Company seized the favourable situation of the decline in coal market prices, demanded power plants to grasp power generation and at the same time controlled coal prices. The Company exercised strict control in expenditure and improved profitability substantially. The Company has accomplished well comparatively each of the business plans in the first half of 2015.

1.	POWER GENERATION

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 159.816 billion kWh, representing an increase of 5.32% from the same period of last year, as well as an electricity sold of 150.653 billion kWh, an increase of 4.95% from the same period of last year, and with 2,101 utilization hours, representing a decrease of 273 hours compared to the same period of previous year.

The increase in the power generation was primarily attributable to the contributions from the power plants acquired from the Company’s parent company in 2014 and generating units which had been newly put in operation. The decrease in the power generation output of some power plants as compared to the same period of last year was attributable to the following major reasons: Firstly, in the first half of 2015, the economy in China continued to grow slowly. With the deepening of the country’s economic restructuring, the growth in power consumption nationwide had declined, and the power generation and the utilization hour decreased. Secondly, the commencement of operation of a number of the ultra-high voltage west-to-east power transmission lines in China reduced the power generation market of thermal power generating units in the southeast coastal regions. Thirdly, since the summer this year, the temperature in the southern part of China remained low, and hence the cooling load decreased, the output in hydro-power generation increased and the output of thermal power generation decreased. Fourthly, the output from the thermal power generating units in Liaoning, Fujian and Zhejiang was affected by the commencement of large-scaled nuclear power plants in these provinces.

In addition, the accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 22.4%, representing an increase of 0.8 percentage point compared to the same period last year (which was 21.6%).

2.	COST CONTROL

In the first half of 2015, affected by the slowdown in the development of the economy in China, the demand for coal decreased. Coal supply still outstripped demand in the coal market, and the coal prices dropped significantly. Seizing the opportunity from the prevailing loose coal market and the transportation by railway, the Company continued to reinforce its co-operation with large-scale coal companies through various measures like further shifting and adjusting business modes and structures, adopting the price-competitive approach in purchase of coal in the market, and at the same time strengthening the management of suppliers in order to have a full control of fuel costs.

3.	ENERGY CONSERVATION AND ENVIRONMENTAL PROTECTION

The Company attaches great importance to energy conservation and environmental protection. To-date, all of the coal-fired generating units of the Company have been equipped with desulphurization, denitrification and dust emission devices, with all indicators meeting with the environmental protection requirements. At the same time, the Company proposes to implement super low emission reform to generation units in certain areas according to schedule. In the first half of 2015, the Company has completed reform to 10 generation units, thereby achieving a total of 18 generation units of the Company that meet with the indicators for super low emission.

4.	PROJECT DEVELOPMENT AND CONSTRUCTION

In the first half of 2015, the Company obtained approvals in projects with a total capacity of 4,919 MW, including Jiangxi Jinggangshan Photovoltaic (21 MW), Hainan Yangpu Co-generation (700 MW), Anhui Chaohu Phase II (1320 MW), Beijing Co-generation Phase III (998 MW), Chongqing Jinfengshan Wind Power (110 MW), Jiangsu Guanyun Co-generation (50 MW), Huichang Photovoltaic of Jiangsu Taicang Power Plant (20 MW), Jiangsu Suzhou Gas Turbine (400 MW), Jiangsu Rudong Off-shore Wind Power (300 MW) and Jiangxi Ruijin Phase II (1,000 MW).

In the first half of 2015, the Company’s projects having commenced operation have a total capacity of 2,081 MW, including No.2 coal-fired generation unit (350 MW) of Huaneng Yingcheng Thermal Power Co., Ltd., No.1 coal-fired generation unit (660 MW) of Huaneng Anyuan Power Generation Co., Ltd., the 5 MW photovoltaic (PV) units out of a total of 10 MW distributed PV modules project of Zhejiang Si’an Power Plant, the 35x2 MW power generation units of Huaneng Hunan Subaoding Wind Farm Project, the 24x2 MW wind turbines at Huaneng Hubei Jieshan Wind Farm Phase I Project, the 100x2 MW wind turbines at Huaneng Gansu Jiuquan Wind Power Phase II Project and the 24x2 MW wind turbines at Huaneng Gansu Qiaowan Sanbeiyi Wind Farm Project and Nos.1 and 2 coal-fired generation units (2x350 MW) of Huaneng Luoyang Co-generation Co., Ltd.. As at 30 June 2015, the controlled generation capacity of the Company reached 80,424 MW, and the equity based generation capacity reached 71,667 MW. The proportion of clean energy (gas turbine, hydro-power, wind power and PV) reached 11.48%.

PROSPECTS FOR THE SECOND HALF OF 2015

Currently, as the economy faces downward pressure, the PRC government has adopted a series of macroeconomic policies and reform measures in a timely manner for stabilizing growth, adjusting structure, promoting reforms and benefitting people’s livelihood. Judging from the trend of major economic indicators recently, the policy has shown effect initially. It is anticipated that the recent improvement in the economic situation can extend to the second half of 2015. Various major economic indicators will further stabilize, however the economic downturn pressure still exists. Hard work is still required to ensure realization of the annual growth target.

In terms of the power market, due to the effect of various “micro stimulus” policies of the State, China’s economy will continue to grow steadily. However, owing to the impact of the national industrial structure adjustment, air pollution control and energy saving and emission reduction, electricity demand of the whole society will continue to maintain growth at a medium to low level. With summer time in the third quarter and the arrival of winter in the fourth quarter, the power consumption level of the whole society will rise to a certain extent. However, taking into account of commencement of production of new generating units in various areas, weather, water supply conditions, continuously high temperatures during the summer peaks last year resulting in higher power consumption base and other factors, the growth of nationwide electricity output will still hover at a medium to low level.

In terms of the coal market, due to the overcapacity of coal, slowdown of the PRC economy, replacement by hydropower and other clean energy, there is oversupply of coal during the first half of 2015 and coal prices continued to fall. Coal production will decline due to the suspension of production by certain coal mining enterprises in the second half of the year. However, during the economic structure adjustment period of the State, it is anticipated that there is still abundant supply in the overall coal market due to the combined effects of El Nino, ultra high voltage power transmission and other factors.

In terms of the fund market, the Central Bank has cut interest rates three times and lowered the reserve requirement ratio three times during the first half of the year, and has flexibly used monetary policy tools for open market operations on a number of occasions, and has timely and appropriately conducted precise control according to the need of stabilizing growth and structural adjustment, thus providing a relatively loose monetary policy environment for economic growth. It is anticipated that the stable and relatively loose monetary policy will remain in the second half of the year, and preset tuning and precise control efforts may continue to increase. Accordingly, there will be adequate supply of funds in the overall market. Clean and efficient thermal power and renewable energy will continue to obtain market funds protection and corporate financing costs will be controlled effectively.

During the second half of the year, the Company will continue to focus on safety production, strive to strengthen the management and improve its operation efficiency, reinforce the adjustment in structure and industry synergy, proactively respond to and participate in the reform of power system, and persistently create a long-term, stable and growing return to the shareholders of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

Summary

In January 2015, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group Hainan Power, Wuhan Power, Suzhou Co-generation, Dalongtan Hydropower and Hualiangting Hydropower, and the subsidiaries of Huaneng Development Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Co-generation and Yingcheng Co-generation (collectively, the “Newly Acquired Power Plants”). The aforementioned entities are included in the consolidated financial statements.

According to the Company’s preliminary statistics, as of 30 June 2015, the Company’s total power generation within China on consolidated basis has amounted to 159.816 billion kWh, representing an increase of 5.32% over the figure of the same period last year. Total electricity sold by the Company amounted to 150.653 billion kWh, representing an increase of 4.95% over the same period last year.

The Newly Acquired Power Plants of the Company have mainly contributed to the increase in power generation. The decrease compared with the same period last year in power generation of some of the power plants was mainly due to the following reasons:

1.
In the first half of 2015, the nation-wide electricity consumption in China was has experienced an accelerating decline, accompanied by the decline of power generation and utilization hour, which was caused by the slowdown of the Chinese economy and the deepening of China’s economic restructuring:

2.	The commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal region in the southeast of China.

3.
Since the summer this year, the temperature in the southern part of China remained low, and hence the cooling load decreased, the output in hydro-power generation increased and the output of thermal power generation decreased.

4.	The output from the thermal power generating units in Liaoning, Fujian and Zhejiang was affected by the commencement in the operation of large-scaled nuclear power plants in these provinces.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half of 2015 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change

Liaoning Province
Dalian	2.804	3.076	-8.83%	2.639	2.908	-9.26%
Dandong	1.485	1.574	-5.63%	1.414	1.499	-5.66%
Yingkou	3.404	3.745	-9.10%	3.172	3.501	-9.40%
Yingkou Co-generation	1.443	1.542	-6.41%	1.348	1.445	-6.70%
Wafangdian Wind Power	0.054	0.048	12.43%	0.053	0.047	13.66%
Suzihe Hydropower	0.015	0.015	-2.69%	0.014	0.015	-5.33%
Changtu Wind Power	0.111	0.043	157.79%	0.110	0.043	156.84%
Inner Mongolia
Huade Wind Power	0.112	0.114	-1.95%	0.111	0.113	-1.95%
Hebei Province
Shang’an	6.413	6.578	-2.50%	5.999	6.182	-2.96%
Kangbao Wind Power	0.046	0.042	8.35%	0.043	0.039	9.42%
Gansu Province
Pingliang	3.062	5.086	-39.80%	2.916	4.844	-39.79%
Jiuquan Wind Power	0.326	0.455	-28.26%	0.307	0.451	-31.93%
Anbei Third Wind Power	0.247	–	–	0.243	–	–
Beijing
Beijing Co-generation
(Coal-fired)	1.928	2.460	-21.62%	1.685	2.174	-22.49%
Beijing Co-generation
(Combined Cycle)	1.864	2.234	-16.55%	1.823	2.184	-16.52%
Tianjin
Yangliuqing Co-generation	2.970	3.305	-10.13%	2.770	3.068	-9.70%
Lin’gang Combined Cycle	0.635	–	–	0.619	–	–
Shanxi Province
Yushe	1.550	1.350	14.84%	1.433	1.248	14.80%
Zuoquan	3.118	3.222	-3.23%	2.930	3.030	-3.29%
Shandong Province
Dezhou	6.791	7.441	-8.74%	6.362	6.982	-8.87%
Jining	2.294	2.400	-4.43%	2.143	2.229	-3.85%
Xindian	1.507	1.582	-4.74%	1.408	1.480	-4.88%
Weihai	5.246	5.516	-4.89%	4.999	5.255	-4.86%
Rizhao Phase II	3.354	4.036	-16.61%	3.187	3.839	-16.99%
Zhanhua Co-generation	0.650	0.878	-25.98%	0.596	0.807	-26.19%
Henan Province
Qinbei	8.691	10.399	-16.42%	8.197	9.900	-17.20%
Luoyang Co-generation	0.431	–	–	0.231	–	–

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change

Jiangsu Province
Nantong	3.456	3.568	-3.13%	3.299	3.399	-2.93%
Nanjing	1.481	1.565	-5.38%	1.402	1.483	-5.48%
Taicang	5.337	5.509	-3.12%	5.076	5.247	-3.25%
Huaiyin	3.268	3.173	3.00%	3.096	2.983	3.78%
Jinling (Combined Cycle)	0.973	1.151	-15.50%	0.950	1.125	-15.52%
Jinling (Coal-fired)	5.212	6.614	-21.20%	4.970	6.328	-21.46%
Jinling Combined Cycle Co-generation	0.711	0.708	0.36%	0.699	0.698	0.21%
Qidong Wind Power	0.177	0.194	-8.76%	0.174	0.191	-8.82%
Rudong Wind Power	0.051	0.061	-15.68%	0.050	0.059	-14.66%
*Suzhou Co-generation	0.392	0.392	0.10%	0.351	0.353	-0.45%
Shanghai
Shidongkou First	2.496	3.651	-31.64%	2.332	3.426	-31.93%
Shidongkou Second	3.115	3.089	0.84%	2.966	2.967	-0.02%
Shanghai Combined Cycle	1.093	1.209	-9.60%	1.068	1.182	-9.67%
Shidongkou Power	3.171	3.834	-17.29%	3.019	3.660	-17.51%
Chongqing
Luohuang	5.531	6.332	-12.65%	5.109	5.856	-12.76%
Liangjiang Combined Cycle	0.315	–	–	0.306	–	–
Zhejiang Province
Yuhuan	10.015	11.973	-16.35%	9.584	11.447	-16.27%
Changxing	2.812	–	–	2.683	–	–
Tongxiang Combined Cycle	0.078	–	–	0.076	–	–
Si’an PV	0.004	–	–	0.004	–	–
Hubei Province
Enshi Maweigou Hydropower	0.028	0.022	28.75%	0.027	0.021	27.44%
*Wuhan Power	4.162	5.548	-24.99%	3.900	5.221	-25.30%
*Dalongtan Hydropower	0.050	0.041	20.06%	0.049	0.041	19.69%
*Jingmen Co-generation	0.743	–	–	0.706	–	–
*Yingcheng Co-generation	0.578	–	–	0.472	–	–
Hunan Province
Yueyang	4.129	4.103	0.63%	3.869	3.840	0.75%
Xiangqi Hydropower	0.153	0.185	-17.03%	0.151	0.182	-17.24%
Subaoding Wind Power	0.168	–	–	0.159	–	–
Jiangxi Province
Jinggangshan	4.747	4.195	13.17%	4.539	4.005	13.34%
Jianggongling Wind Power	0.046	–	–	0.045	–	–
*Ruijin Power	1.691	1.641	3.05%	1.605	1.554	3.24%
*Anyuan Power	0.207	–	–	0.031	–	–
Anhui Province
*Chaohu Power	3.188	3.483	-8.45%	3.036	3.316	-8.44%
*Hualiangting Hydropower	0.075	0.031	141.93%	0.075	0.031	142.43%

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change

Fujian Province
Fuzhou	6.024	6.724	-10.42%	5.728	6.398	-10.48%
Guangdong Province
Shantou Coal-fired	2.566	2.312	10.97%	2.439	2.186	11.59%
Haimen	4.875	8.126	-40.01%	4.649	7.790	-40.31%
Haimen Power	4.229	–	–	4.098	–	–
Yunnan Province
Diandong Energy	2.060	4.229	-51.30%	1.903	3.898	-51.18%
Yuwang Energy	1.142	2.071	-44.85%	1.051	1.900	-44.68%
Wenbishan Wind Power	0.078	–	–	0.075	–	–
Hainan Province
*Haikou	3.371	3.074	9.64%	3.100	2.820	9.92%
*Dongfang	5.008	5.217	-4.00%	4.722	4.922	-4.06%
*Nanshan Combined cycle	0.158	0.145	9.07%	0.153	0.140	9.02%
*Gezhen Hydropower	0.048	0.097	-50.41%	0.047	0.095	-50.81%
*Wenchang Wind Power	0.055	0.041	34.32%	0.054	0.040	34.75%

Total	159.816	151.739	5.32%	150.653	143.554	4.95%

Note:	The remarks * represent the “Newly Acquired Power Plants” and the relevant figures (which have not been consolidated into the statistics for 2014) are for reference only.

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 22.4% in Singapore in the first half of 2015, representing an increase of 0.8 percentage point compared to the same period last year (21.6%).

The Company experienced an increase of 1.08% in operating revenue for the first half of 2015 over the same period of last year. The operating costs of the Company for the first half of 2015 decreased by 5.06% year-on-year due to reduced fuel costs within China. The net profit attributable to the shareholders of the Company for the first half of 2015 was RMB8.951 billion, representing an increase of 31.47% over RMB6.808 billion for the same period of last year. Among which, the net profit attributable to the shareholders of the Company from domestic operations of the Company was RMB9.020 billion, representing a 33.04% increase over the same period of last year. The increase is mainly due to reduced domestic fuel costs, and the profit contribution of the Newly Acquired Power Plants and the operation of new generating units. The net profit attributable to the shareholders of the Company from its operations in Singapore was RMB-70 million, representing a decrease of RMB98 million over the same period last year. This is mainly because of the continued oversupply in Singapore’s power and natural gas generation market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

1.	Operating revenue and tax and levies on operations

Operating revenue mainly consists of the revenue received from electricity sold. For the first half of 2015, the consolidated operating revenue of the Company and its subsidiaries has amounted to RMB65.305 billion, representing a 1.08% increase over RMB64.606 billion for the same period last year. The operating revenue from domestic operations of the Company increased by approximately RMB2.811 billion over the same period last year, while the operating revenue from the Newly Acquired Power Plants and operation of new generating units was RMB9.392 billion.

The operating revenue from operations of the Company in Singapore decreased by RMB2.111 billion over the same period last year. The decrease is mainly because of the continued oversupply in Singapore’s power and natural gas generation market, which has led to continued reduction of local power tariff and decreased profitability of the Company’s operations in overseas market.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, these surcharges include the City Construction Tax and Education Tax which are calculated as a prescribed percentage of the amount of the value-added tax payable by the Company. For the first half of 2015, the tax and levies on operations of the Company were RMB0.611 billion, representing an increase of RMB0.122 billion from RMB0.489 billion for the same period last year. This is largely due to the tax and levies on operations (RMB71 million) paid by the Newly Acquired Power Plants.

2.	Operating expenses

For the first half of 2015, the total operating expenses of the Company and its subsidiaries were RMB47.182 billion, representing a decrease of 5.06% over the same period last year. The domestic operating expenses have decreased by RMB0.571 billion, or 1.34%, over the same period of last year, which is largely caused by the reduced domestic fuel cost. The operating expenses from operations in Singapore have lowered by RMB1.946 billion (or 27.39%) over the same period last year, which is mainly due to the decline of fuel costs resulting from decreased natural gas price.

2.1	Fuel costs

Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB31.316 billion for the first half of 2015, representing a decrease of 9.41% over the same period last year. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB2.205 billion over the same period last year, which is largely due to reduced coal purchase prices. Among the fuel costs from domestic operation of the Company and its subsidiaries, the fuel costs from the Newly Acquired Power Plants and the operation of new generating units were RMB4.511 billion, and the fuel costs from the existing production units decreased RMB6.716 billion over the same period last year. The fuel costs in Singapore decreased by approximately RMB1.048 billion over the same period last year, which is mainly due to decrease in fuel costs resulting from decreased natural gas price.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries of the first half of 2015 were RMB7.091 billion, increasing RMB1.298 billion over the same period last year, which is mainly due to the business expansion of the Company. The depreciation expenses for domestic operations increased RMB1.309 billion comparing with the same period last year, while the depreciation expenses of the Newly Acquired Power Plants and the operation of new generating units were RMB1.209 billion. The depreciation expenses of its operations in Singapore have decreased by RMB11 million, or 2.83%, over the same period last year.

2.3	Labor

Labor costs include salaries payable to employees; housing funds, medical insurance, pension, unemployment insurance payable to relevant government authorities, and accrued training expenses. Labor costs of the Company and its subsidiaries amounted to RMB3.166 billion for the first half of 2015, representing an increase of RMB0.585 billion from RMB2.581 billion for the same period last year, which increase includes RMB0.420 billion from the Newly Acquired Power Plants and the operation of new generating units in domestic operations. The labor costs in Singapore decreased by RMB6 million.

2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.567 billion for the first half of 2015, representing an increase of RMB33 million from RMB1.534 billion for the same period last year. The maintenance expenses for domestic operations of the Company and its subsidiaries increased by approximately RMB0.230 billion primarily due to the Newly Acquired Power Plants and the operation of new generating units. The maintenance expenses of its operations in Singapore increased by RMB22 million.

2.5	Other operating expenses (including electricity purchase costs and service fees payable to Huaneng International Power Development Corporation)

Other operating expenses (including electricity purchase costs and the services fees payable to Huaneng International Power Development Corporation) of the Company and its subsidiaries amounted to RMB4.042 billion for the first half of 2015, representing a decrease of RMB1.178 billion from RMB5.220 billion for the first half of 2014. The electricity purchase costs for the Company’s operations in Singapore decreased RMB0.884 billion, and the impairment of assets for domestic operations of the Company and its subsidiaries decreased RMB0.234 billion from the same period last year.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2015 amounted to RMB3.930 billion, representing an increase of RMB0.152 billion from RMB3.778 billion for the same period last year. The financial expenses of the Newly Acquired Power Plants and operation of new generating units were RMB0.660 billion, while financial expenses of original units decreased by RMB0.431 billion. The decrease was primarily attributable to decrease in the RMB benchmark interest rate. The financial expenses of the Company’s operations in Singapore decreased by RMB74 million.

4.	Share of profit of associates and joint ventures

The share of profit of associates and joint ventures of the Company and its subsidiaries for the first half of 2015 was RMB0.736 billion, representing an increase of RMB8 million from RMB0.728 billion for the same period last year. The rise was mainly attributable to the increased profit of the associates and joint ventures of the Company and its subsidiaries.

5.	Enterprise income tax (“EIT”)

For the first half of 2015, the Company and its subsidiaries recorded a consolidated EIT expense of RMB3.547 billion, representing an increase of RMB0.458 billion from RMB3.089 billion for the same period last year. The EIT expense of the domestic operations of the Company and its subsidiaries increased by RMB0.462 billion over the same period last year mainly due to the increased profitability of domestic operations during the period. The EIT expense of the Company’s operations in Singapore decreased by RMB4 million over the same period last year.

6.	Net profit attributable to equity holders of the Company (excluding non-controlling interests)

The net profit of the Company and its subsidiaries amounted to RMB8.951 billion for the first half of 2015, representing an increase of 31.47% from RMB6.808 billion for the same period last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB9.020 billion, representing an increase of 33.04% over the same period last year. The increase was largely due to reduced domestic fuel costs and the profit contribution of the Newly Acquired Power Plants and the operation of new generating units. The profit attributable to equity holders of the Company from its operations in Singapore was RMB-70 million, representing a decrease of RMB98 million over the same period last year. The decrease is mainly because of the continued oversupply in Singapore’s power and natural gas generation market as a result of commenced operations of many generators during the recent years, which has led to continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

7.	Comparison of financial positions

As of 30 June 2015, total assets of the Company and its subsidiaries were RMB305.631 billion, representing an increase of 11.07% from RMB275.172 billion as of 31 December 2014, which was mainly due to the business expansion of the Company.

As of 30 June 2015, total assets of the Company’s operations in Singapore were RMB27.818 billion, representing a decrease of 3.75% from RMB28.902 billion as of 31 December 2014.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and	=	balance of liabilities at the end of the year
shareholders’ equity		balance of shareholders’ equity
(excluding non-controlling interests) at the end of the year

Current ratio	=	balance of the current assets at the end of the year
balance of current liabilities at the end of the year

(balance of current assets at the end of the year
Quick ratio	=	– net amounts of inventories at the end of the year)
balance of current liabilities at the end of the year

Multiples of	=	(profit before tax + interest expenses)
interest earned		interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As of 30 June 2015	As of 31 December 2014

Ratio of liabilities and shareholders’ equity	2.86	2.71
Current ratio	0.28	0.36
Quick ratio	0.23	0.30

Item	For the six months ended 30 June 2015	For the six months ended 30 June 2014

Multiples of interest earned	4.11	3.72

The ratio of liabilities and shareholders’ equity grew slightly from the beginning of this year. The decrease of current ratio and quick ratio from the beginning of this year was mainly attributable to the decrease in the monetary fund resulting from the payment (RMB9.647 billion) of the acquisition consideration for the “Newly Acquired Power Plants” in the first half of 2015. The multiples of interest earned increased because of the increased pre-tax profit for the first half of 2015.

As of 30 June 2015, the Company and its subsidiaries had net current liabilities of RMB89.56 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to capitalize on its favorable credit rating and minimized interest expense by offering short-term borrowings with relatively lower interest rates.

II.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Change
Item	(RMB in billion)	(RMB in billion)	(%)

Net cash provided by operating activities	24.048	16.248	48.01
Net cash used in investing activities	(20.405)	(6.615)	208.47
Net cash used in financing activities	(5.885)	(7.368)	(20.13)
Effect of change in exchange rate	(0.004)	0.053	(107.55)

Net (decrease)/increase in cash and cash equivalent	(2.246)	2.318	(196.89)
Cash and cash equivalent at beginning of the reporting period	12.238	9.342	31.00

Cash and cash equivalent at the end of the reporting period	9.992	11.660	(14.31)

The net cash provided by operating activities of the Company was RMB24.048 billion for the first half of 2015, representing an increase of 48.01% over the same period last year. The increase was mainly due to reduced coal purchase expenditure resulting from reduced coal purchase prices.

The Net cash used in investing activities of the Company was RMB20.405 billion, representing an increase of 208.47% over the same period last year, which was mainly due to the payment (RMB9.647 billion) of the acquisition consideration for the “Newly Acquired Power Plants” in the first half of 2015.

The financing activities of the Company were principally debt financings. During the first half of 2015, the Company drew down new loans of RMB37.703 billion, issued short-term financing bonds of RMB10.980 billion, and repaid loans of RMB34.236 billion, super short-term financing bonds of RMB5 billion upon their maturity, short-term financing bonds of RMB5 billion upon their maturity and private placement notes (3 years) of RMB5 billion upon their maturity.

As of 30 June 2015, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar and Japanese Yen, each of which is measured at RMB equivalent, were RMB8.213 billion, RMB1.271 billion, RMB0.508 billion and RMB0.1933 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure for acquisition activities

In October 2014, the Company acquired 91.8%, 75%, 53.45%, 97% and 100% of the equity interest in the registered capital of Hainan Power, Wuhan Power, Suzhou Co-generation, Dalongtan Hydropower, and Hualiangting Hydropower, which entities are owned by Huaneng Group; and acquired 60%, 100%, 100%, 100% and 100% of the equity interest in the registered capital of Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Co-generation and Yingcheng Co-generation, which entities are owned by Huaneng International Power Development Corporation (“HIPDC”). In accordance with the equity transfer agreements, the total consideration is RMB9.276 billion, after adjustment of the profits generated from the date of valuation to the acquisition date, the total consideration is RMB9.647 billion, which has been settled in cash by 30 June 2015. The aforementioned acquired entities has been included in the Company’s consolidated financial statements since 1 January 2015.

2.2	Capital expenditure for infrastructure construction and renovation projects

The capital expenditure for construction and renovation projects of the Company for the first half of 2015 was RMB11.355 billion, including RMB1.188 billion for Anyuan project, RMB0.920 billion for Luoyang cogeneration project, RMB0.609 billion for Dongshan Combined-cycle project, RMB0.491 billion for Lingang cogeneration project, RMB0.486 billion for Jiuquan Wind Power Second, RMB0.405 billion for Yingcheng cogeneration project, RMB0.395 billion for Luoyuan project, RMB0.365 billion for Subaoding project, RMB0.362 billion for Mianchi cogeneration, RMB0.353 billion for Nanjing cogeneration, RMB0.328 billion for Changxing expansion, RMB0.298 billion for Diandong Energy, RMB0.221 billion for Liangjiang cogeneration project, RMB0.206 billion for Guidong Wind Power, RMB0.185 billion for Zhongxin project, RMB0.185 billion for Jieshan Wind Power, RMB0.172 billion for Diandong Yuwang, RMB0.145 billion for Fujian port project, RMB0.127 billion for Fuyuan Wind Power and RMB0.125 billion for Tongwei Wind Power. Expenditure for the Company’s other infrastructure construction and renovation projects was RMB3.789 billion.

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal funds, cash flows from operating activities, and potential debt and equity financings.

On 10 April 2015, the Company issued unsecured short-term notes of RMB5 billion with coupon rate of 4.44%. The notes were denominated in RMB, issued at par value, and would mature in 366 days from issuance.

On 10 June, 15 June and 25 June 2015, respectively, the Company issued unsecured super short-term notes at principal amount of RMB2 billion with coupon rate of 3.11%, 3.10% and 3.38% per annum respectively. The three tranches of notes were all denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As of 30 June 2015, the Company and its subsidiaries had outstanding short-term borrowings of RMB52.110 billion (RMB43.529 billion at the end of 2014), of which borrowings from banks were charged at annual interest rates ranging from 4.00% to 6.00% (4.00% to 6.00% at the end of 2014).

As of 30 June 2015, the Company and its subsidiaries had outstanding short-term notes of RMB19.214 billion (RMB18.245 billion at the end of 2014).

As of 30 June 2015, the Company and its subsidiaries had outstanding long-term borrowings (including those maturity within a year) of RMB77.483 billion (RMB65.031 billion at the end of 2014), including RMB61.412 billion denominated in RMB (RMB48.413 billion at the end of 2014), US$506 million denominated in U.S. dollar (US$542 million at the end of 2014), €53 million denominated in Euro (€58 million at the end of 2014), and S$2.736 billion denominated in Singapore dollar (S$2.774 billion at the end of 2014). As of 30 June 2015, the long-term borrowings of the Company and its subsidiaries from banks were charged at annual interest rates ranging from 0.75% to 6.55% (0.81% to 6.55% at the end of 2014).

The Company and its subsidiaries will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, and establish optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. With approval at its shareholders’ general meeting for the year 2014, the Company declared a cash dividend of RMB0.38 per ordinary share (tax included) on 25 June 2015, with total dividends of approximately RMB5.48 billion. As of the date of this report, the aforementioned dividend has been fully paid.

III.	PERFORMANCE AND PROSPECTS OF SIGNIFICANT INVESTMENTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB226 million for the Company for the six months ended 30 June 2015 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB117 million for the six months ended 30 June 2015 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	EMPLOYEE BENEFITS POLICIES

As of 30 June 2015, the Company and its subsidiaries had 43,406 employees and Newly Acquired Power Plants had 5,531 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 30 June 2015, the Company provided guarantees of approximately RMB12.462 billion for the long-term bank borrowings of Tuas Power.

As of 30 June 2015, the details of secured loans of the Company and its subsidiaries are as follows:

(1)
The Company pledged certain accounts receivable for certain short-term loans during the first half of 2015. As of 30 June 2015, short-term loans of RMB3.100 billion were secured by accounts receivable of the Company and its subsidiaries with net book value to RMB3.404 billion.

(2)
As of 30 June 2015, bank borrowings of RMB24 million were secured by discount of notes receivable with recourse. The borrowings were recorded as short-term borrowings as the underlying discounted notes receivable were not mature yet.

(3)	As of 30 June 2015, a long-term loan of RMB35 million was secured by territorial waters use right of the Company and its subsidiaries with net book value of RMB79.37 million.

(4)	As of 30 June 2015, a long-term loan of RMB95 million was secured by certain property, plant and equipment of the Company and its subsidiaries, with net book value of RMB172 million.

(5)	As of 30 June 2015, long-term loans of approximately RMB10.276 billion were secured by future electricity revenue of the Company and its subsidiaries.

As of 30 June 2015, the restricted bank deposits of the Company and its subsidiaries were RMB163 million.

VI.	RISK FACTORS

In the second half of 2015, the PBOC will continue to implement a prudent monetary policy, and make timely and moderate fine-tuning to the monetary policy. Most of the Company’s debts are interest bearing debts denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will keep close watch on market conditions to make reasonable financing arrangements, and explore new financing initiatives to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies are mostly charged with floating interest rates. The Company has hedged approximately half of its debts with floating interest rates by interest rate swap agreements, and the fluctuation of the interest rates on non-RMB currency borrowings will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 3% of the total interest bearing debts of the Company, most of which were denominated in U.S. dollar. As the exchange rate of RMB against U.S. dollar appreciated in the first half of the year, and total amount of debts denominated in foreign currencies accounted small proportion of the total liabilities, the recent fluctuations in exchange rates are not expected to have material adverse impact on the Company.

SHARE CAPITAL STRUCTURE

As at 30 June 2015, total issued share capital of the Company amounted to 14,420,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 72.81% of the total issued share capital of the Company, and 3,920,383,440 shares (Note) were foreign shares, representing 27.19% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 35.14% of the total issued share capital of the Company, while China Huaneng Group held 1,555,124,549 shares, representing 10.78% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,878,213,333 shares, representing 26.89% of the total issued share capital of the Company.

Note:
According to the placing of 365,000,000 H Shares completed by the Company on 13 November 2014 for purpose of supplementing the working capital of the Company, the number of foreign shares (H Shares) was increased to 3,920,383,440. The placing price of HK$8.60 per placing share represented a discount of approximately 8.30% to the closing price of HK$9.38 per H Share as quoted on the Hong Kong Stock Exchange on 5 November 2014 (being the date on which the terms of the placing were fixed).

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2015.

MAJOR SHAREHOLDING STRUCTURE

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2015:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	35.14
HKSCC Nominees Limited1	3,148,854,740	21.84
China Huaneng Group	1,555,124,549	10.78
Hebei Construction & Investment Group Co., Ltd.	575,300,000	3.99
China Hua Neng Group Hong Kong Limited	472,000,000	3.27
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.89
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.69
Fujian Investment Development (Group) Co., Ltd.	349,699,929	2.43
Dalian Municipal Construction Investment Company Limited	301,500,000	2.09
HSBC Nominees (Hong Kong) Limited2	281,256,080	1.95

Notes:

1	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

2
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2015.

As at 30 June 2015, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”)) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2015.

DISCLOSURE OF MATERIAL EVENT(S)

1.
Qi Yudong and Zhang Lizi (Independent Directors) and Xu Zujian (Director) of the Company had tendered their resignation reports to the Board of Directors of the Company on 13 January 2015, 14 January 2015 and 9 March 2015 respectively, resigning from the position of director and their corresponding duties in the specialised committees under the Board of Directors. The resolutions regarding the change of Directors were passed in the meeting of the Board of Directors held on 24 March 2015 and the annual general meeting held on 25 June 2015 when three new directors were elected: Zhu Yousheng (Director), Geng Jianxin (Independent Director) and Xia Qing (Independent Director).

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

During the reporting period, the Company has complied with the relevant provisions in Appendix 14 of the Listing Rules.

(A)	CODE OF CORPORATE GOVERNANCE

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the following in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes in connection with compliance with laws and regulatory requirements;

4.	Establishing, reviewing and supervising the codes of conduct and compliance handbook (if any) applicable to directors and employees; and

5.	Reviewing the Company’s compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Related Party Transaction Management, Management Measures on Inside Information, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

In 2015, the Company continues in good faith and on principles of fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

4.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific targets are providing reasonable assurance for the lawful operation and management of the Company, asset security, and true and complete financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual results.

The Company has formulated a comprehensive system for five businesses including development and construction, production and management, asset finance, integrated management and supervision and evaluation in order to achieve the institutionalization of management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual” detailing 23 business processes and organizational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, anti-fraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively stating the Company’s guidelines and policies, elaborating the work procedures and job duties of various posts, regulating the standard procedures of various business processes and realizing a streamlined system.

The Company has compiled the “Internal Control Evaluation Handbook” stating the three-tier internal control evaluation management system and routine evaluation, the internal control evaluation mode corresponding to the key supervision, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realize standardization and regulation of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realize dynamic maintenance of the internal control system.

During the first half of the year, the Company officially launched the fifth edition of the “Internal Control Manual” and the risk control matrix focusing on the internal control of non-financial reporting business processes, fully reflecting the latest requirements of domestic and foreign laws and regulations and internal management and further perfecting the construction of the internal control system and optimized the management procedures, which is instrumental in enhancing the Company’s internal control management level.

The Company has established 49 items of risks falling into 16 categories involving strategy, production, management, finances, fraud, fundamental construction and fundamental management, and has divided risk management at all levels of business departments. For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defining key control points. Through the implementation of the “one post for one item system” of the control point, the control responsibility is divided to every job at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of the year, the Company has successfully completed a six-month internal control routine evaluation, and launched key inspection on high-risk units after combining the risk assessment results, thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realizing the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multi-level internal control training each year, and widely publicized internal control concepts and knowledge, thus continuously optimizing the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target review and comprehensive evaluation, circulating notices within the Company after combining the assessment results, thus realizing the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realizing of the deep-level objective of management enhanced by internal control.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(B)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(C)	BOARD OF DIRECTORS

Members of the eighth session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Guo Junming as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Guo Junming, Mr. Li Shiqi, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Zhu Yousheng (prior to 25 June 2015, it was Mr. Xu Zujian) and Ms. Li Song. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xia Qing (prior to 25 June 2015, they were Mr. Qi Yudong and Ms Zhang Lizi).

The Board of Directors of the Company has held three meetings during the reporting period including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	3	3	0	100%
Liu Guoyue	3	3	0	100%
Fan Xiaxia	3	3	0	100%

Non-executive Directors
Guo Junming	3	3	0	100%
Li Shiqi	3	3	0	100%
Huang Jian	3	3	0	100%
Mi Dabin	3	3	0	100%
Guo Hongbo	3	2	1	66.67%
				(Attendance by proxy rate: 33.33%)
Zhu Yousheng	0	0	0	–
Li Song	3	2	1	66.67%
				(Attendance by proxy rate: 33.33%)

Independent non-executive Directors
Li Zhensheng	3	3	0	100%
Zhang Shouwen	3	3	0	100%
Yue Heng	3	3	0	100%
Geng Jianxin	0	0	0	–
Xia Qing	0	0	0	–

Directors who had resigned
Xu Zujian	3	3	0	100%
Qi Yudong	3	3	0	100%
Zhang Lizi	3	3	0	100%

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2014 in relation to their independence according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarized the implementation and execution of work during the reporting period and, in doing so, considered the opinions of the Supervisory Committee and the senior management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2015 first extraordinary general meeting of the Company were Mr. Guo Junming (Vice Chairman) and Mr. Mi Dabin (Director). Directors who attended the 2014 annual general meeting of the Company were Mr. Guo Junming (Vice Chairman), Mr. Li Shiqi (Director) and Mr. Yue Heng (Independent non-executive Director, Chief Member of the Audit Committee).

(D)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(E)	NON-EXECUTIVE DIRECTORS

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Guo Junming	18 September 2014-2017
Li Shiqi	18 September 2014-2017
Huang Jian	18 September 2014-2017
Mi Dabin	18 September 2014-2017
Guo Hongbo	18 September 2014-2017
Zhu Yousheng	18 September 2014-2017
Li Song	18 September 2014-2017

Non-executive Director who had resigned

Xu Zujian	18 September 2014 – 25 June 2015

(F)	DIRECTORS’ REMUNERATION

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. The total remuneration, after examination by the Remuneration and Appraisal Committee, would then be submitted to the Board of Directors. The Executive Directors entered into the director service contracts in compliance with the requirements of the Hong Kong Stock Exchange.

The Remuneration and Appraisal Committee of the eighth session of the Board of Directors comprises of 7 members. Members are Mr. Geng Jianxin (prior to 25 June 2015, it was Mr. Qi Yudong), Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Zhu Yousheng (prior to 25 June 2015, it was Mr. Xu Zujian), Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing (prior to 25 June 2015, it was Ms. Zhang Lizi), of whom Mr. Geng Jianxin, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing are independent non-executive directors. Mr. Geng Jianxin acts as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2015 on 23 March 2015, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2015 was approved and the disclosure on remuneration of directors, supervisors and senior management was reviewed.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Eighth Session of the Board in 2015	23 March 2015	Qi Yudong, Xu Zujian, Li Zhensheng, Yue Heng, Zhang Lizi	Liu Guoyue, Guo Hongbo

(G)	NOMINATION OF DIRECTORS

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the Nomination Committee of the eighth session of the Board of Directors were Mr. Li Zhensheng, Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin (prior to 25 June 2015, it was Mr. Qi Yudong) of whom Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng and Mr. Geng Jianxin were Independent non-executive Directors. Mr. Li Zhensheng acted as the Chief member.

On 23 March 2015, the Company convened the First Meeting of the Nomination Committee of the Eighth Session of the Board of Directors in 2015, at which the resolution regarding the change of the Directors of the Company and the resolution regarding the appointment of the Vice President of the Company were considered.

During the reporting period, the attendance of the meeting of the Nomination Committee of the Company’s Board of Directors was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Eighth Session of the Board in 2015	23 March 2015	Li Zhensheng, Fan Xiaxia, Mi Dabin, Li Song, Qi Yudong, Zhang Shouwen, Yue Heng	Nil

(H)	APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen (Special General Partnership) were appointed respectively as the international and domestic auditors of the Company for 2015.

(I)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and the Audit Committee will be responsible for the reports by telephone or emails pursuant to the Rules.

Members of the Audit Committee comprises of five directors. Members of the Audit Committee of the eighth session of the Board of Directors are, namely, Mr. Yue Heng, Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Geng Jianxin (prior to 25 June 2015, it was Mr. Qi Yudong) and Mr. Xia Qing (prior to 25 June 2015, it was Ms. Zhang Lizi). Mr. Yue Heng acts as Chief Member.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinion and made certain proposals. During the meetings, the following proposals of the Company have been reviewed and discussed: the Audit Conclusion for 2014 by the Company’s Supervisory Audit Department, and, the audit planning and budget for 2015, the 2014 final accounts report and the budget report for 2015, the 2014 profit distribution plan, the proposal on appointment of external auditors, the implementation of audit fee budget for 2014 and the audit fee budget for 2015, the financial report and the internal control work report for the first quarter of 2015, etc. and the relevant examination reports were submitted by the Audit Committee to the Board.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Eighth Session in 2015	27 February 2015	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Second meeting of the Audit Committee of the Eighth Session in 2015	23 March 2015	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Third meeting of the Audit Committee of the Eighth Session in 2015	20 April 2015	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

(J)	RESPONSIBILITY STATEMENT BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(K)	SHARES HELD BY SENIOR MANAGEMENT

None of the senior management of the Company holds shares in the Company.

(L)	STRATEGY COMMITTEE

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Strategy Committee of the eighth session of the Board of Directors comprises of six directors, namely, Mr. Liu Guoyue, Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng, Mr. Xia Qing (prior to 25 June 2015, it was Ms. Zhang Lizi), of which Mr. Li Zhensheng and Mr. Xia Qing are Independent Directors. Mr. Liu Guoyue acts as the Chief Member.

On 20 April 2015, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2015 which was submitted to the Audit Committee of the Board of the Company on 24 August 2015 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(M)	DIRECTORS’ AND SENIOR MANAGEMENT’S TRAINING

The Company organizes its Directors and Supervisors to attend the training provided by regulatory authorities annually. The secretary to the Board attends the continuing development courses provided by The Hong Kong Institute of Chartered Secretaries and some of the seminar conferences every year.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the applicability of relevant systems to the Company and the status of the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company highly regards the training and continuing development of senior management. The Company organizes members of senior management to participate the training courses provided by relevant departments of the State, management departments of the industry and institutes.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2015 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

In April 2015, an engineering contractor of a subsidiary of the Company filed an application for arbitration over a dispute on payment of construction work, claiming against the subsidiary for payment of the construction fees together with the interest of approximately RMB83.46 million. As at 30 June 2015, as the arbitration is still on-going, the Company and such subsidiary had not been able to estimate the financial impact of the pending arbitration. Save as disclosed, as at 30 June 2015, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2015 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2865 1638

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Huangeng Power International, Inc.
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
26 August 2015

Condensed Consolidated Interim Statement of Financial Position (Unaudited)
AS AT 30 JUNE 2015
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2015	As at 31 December 2014
ASSETS

Non-current assets
Property, plant and equipment	5	215,722,036	188,379,057
Investments in associates and joint ventures		18,814,992	17,626,910
Available-for-sale financial assets		5,379,208	4,333,377
Land use rights		7,937,224	4,953,844
Power generation license		3,655,516	3,720,959
Mining rights		2,406,567	1,922,655
Deferred income tax assets		567,185	884,274
Derivative financial assets	6	41,929	40,598
Goodwill	7	12,719,023	11,725,555
Other non-current assets	8	4,052,869	3,719,255

Total non-current assets		271,296,549	237,306,484

Current assets
Inventories		6,054,347	6,702,274
Other receivables and assets	9	4,313,206	3,411,720
Accounts receivable	10	13,717,037	14,881,963
Derivative financial assets	6	94,181	261,135
Bank balances and cash	22	10,155,332	12,608,192

Total current assets		34,334,103	37,865,284

Total assets		305,630,652	275,171,768

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

	Note	As at 30 June 2015	As at 31 December 2014
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		14,420,383	14,420,383
Capital surplus		20,970,717	19,622,199
Surplus reserves		8,140,030	7,196,349
Currency translation differences		(1,402,778)	(1,194,819)
Retained earnings		32,612,736	30,085,379

		74,741,088	70,129,491

Non-controlling interests		17,125,638	14,653,215

Total equity		91,866,726	84,782,706

Non-current liabilities
Long-term loans	12	67,209,165	57,638,458
Long-term bonds	13	16,254,344	22,725,535
Deferred income tax liabilities		2,832,699	1,810,755
Derivative financial liabilities	6	396,050	649,513
Other non-current liabilities	14	3,177,893	2,718,680

Total non-current liabilities		89,870,151	85,542,941

Current liabilities
Accounts payable and other liabilities	15	25,673,967	27,035,864
Taxes payable		2,105,147	1,858,024
Dividends payable		6,969,115	431,681
Salary and welfare payables		328,576	171,262
Derivative financial liabilities	6	332,645	832,727
Short-term bonds	16	19,213,739	18,244,806
Short-term loans	17	52,110,355	43,529,004
Current portion of long-term loans	12	10,273,481	7,392,433
Current portion of long-term bonds	13	6,485,172	5,020,760
Current portion of other non-current liabilities		401,578	329,560

Total current liabilities		123,893,775	104,846,121

Total liabilities		213,763,926	190,389,062

Total equity and liabilities		305,630,652	275,171,768

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2015
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June

	Note	2015	2014
Operating revenue	4	65,305,472	64,605,521
Tax and levies on operations		(610,521)	(488,913)

Operating expenses
Fuel		(31,316,199)	(34,570,038)
Maintenance		(1,567,361)	(1,534,273)
Depreciation		(7,091,105)	(5,792,669)
Labor		(3,166,354)	(2,581,273)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(1,688,708)	(2,572,420)
Others		(2,282,126)	(2,577,630)

Total operating expenses		(47,182,239)	(49,698,689)

Profit from operations		17,512,712	14,417,919

Interest income		83,678	80,816
Financial expenses, net
Interest expense		(4,087,769)	(3,726,906)
Exchange gain/(loss) and bank charges, net		157,672	(51,126)

Total financial expenses, net		(3,930,097)	(3,778,032)

Share of profits less losses of associates and joint ventures		736,184	728,274
(Loss)/gain on fair value changes of financial assets/liabilities		(40,574)	4,119
Other investment income		157,184	57,573

Profit before income tax expense	19	14,519,087	11,510,669

Income tax expense	20	(3,547,356)	(3,089,354)

Net profit		10,971,731	8,421,315

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

		For the six months ended 30 June

	Note	2015	2014

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		784,270	(19,317)
Share of other comprehensive income of investees accounted for under the equity method		59,019	7,730
Effective portion of cash flow hedges		505,229	(76,754)
Translation differences of the financial statements of foreign operations		(208,127)	491,391

Other comprehensive income, net of tax		1,140,391	403,050

Total comprehensive income		12,112,122	8,824,365

Net profit attributable to:
– Equity holders of the Company		8,950,784	6,808,372
– Non-controlling interests		2,020,947	1,612,943

		10,971,731	8,421,315

Total comprehensive income attributable to:
– Equity holders of the Company		10,091,343	7,211,063
– Non-controlling interests		2,020,779	1,613,302

		12,112,122	8,824,365

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	21	0.62	0.48

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes In Equity (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2015
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company

		Capital surplus

	Share Capital	Share premium	Hedging reserve	Available -for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974
Profit for the six months ended 30 June 2014	–	–	–	–	–	–	–	–	6,808,372	6,808,372	1,612,943	8,421,315
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset, net of tax	–	–	–	(19,317)	–	(19,317)	–	–	–	(19,317)	–	(19,317)
Share of other comprehensive income of investees accounted for under the equity method, net of tax	–	–	–	7,730	–	7,730	–	–	–	7,730	–	7,730
Effective portion of cash flow hedges, net of tax	–	–	(76,754)	–	–	(76,754)	–	–	–	(76,754)	–	(76,754)
Currency translation differences	–	–	–	–	–	–	–	491,032	–	491,032	359	491,391

Total comprehensive income/(loss) for the six months ended 30 June 2014	–	–	(76,754)	(11,587)	–	(88,341)	–	491,032	6,808,372	7,211,063	1,613,302	8,824,365
Dividends relating to 2013	–	–	–	–	–	–	–	–	(5,341,047)	(5,341,047)	(325,033)	(5,666,080)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	57,603	57,603
Disposal of a subsidiary	–	–	–	–	–	–	–	–	–	–	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary	–	–	–	–	48,192	48,192	–	–	–	48,192	336,512	384,704

Balance as at 30 June 2014	14,055,383	16,233,589	(377,948)	339,664	1,111,614	17,306,919	7,085,454	(326,211)	26,247,328	64,368,873	14,324,735	78,693,608

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

	Attributable to equity holders of the Company

		Capital surplus

	Share Capital	Share premium	Hedging reserve	Available -for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 1 January 2015	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706
Profit for the six months ended 30 June 2015	–	–	–	–	–	–	–	–	8,950,784	8,950,784	2,020,947	10,971,731
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset, net of tax	–	–	–	784,270	–	784,270	–	–	–	784,270	–	784,270
Share of other comprehensive income of investees accounted – for under the equity method, net of tax	–	–	–	59,019	–	59,019	–	–	–	59,019	–	59,019
Effective portion of cash flow hedges, net of tax	–	–	505,229	–	–	505,229	–	–	–	505,229	–	505,229
Currency translation differences	–	–	–	–	–	–	–	(207,959)	–	(207,959)	(168)	(208,127)

Total comprehensive income/(loss) for the six months ended 30 June 2015	–	–	505,229	843,289	–	1,348,518	–	(207,959)	8,950,784	10,091,343	2,020,779	12,112,122
Transfer to surplus reserves	–	–	–	–	–	–	943,681	–	(943,681)	–	–	–
Dividends relating to 2014 (Note 11)	–	–	–	–	–	–	–	–	(5,479,746)	(5,479,746)	(1,846,803)	(7,326,549)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	344,776	344,776
Business combination (Note 25)	–	–	–	–	–	–	–	–	–	–	1,934,865	1,934,865
Others	–	–	–	–	–	–	–	–	–	–	18,806	18,806

Balance as at 30 June 2015	14,420,383	18,322,575	(585,880)	2,122,408	1,111,614	20,970,717	8,140,030	(1,402,778)	32,612,736	74,741,088	17,125,638	91,866,726

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Cash Flows (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2015
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June

	Note	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operations		33,445,165	24,172,756
Tax paid		(9,396,917)	(7,924,267)

Net cash provided by operating activities		24,048,248	16,248,489

CASH FLOWS FROM INVESTING ACTIVITIES

Payment for the purchase of property, plant and equipment and other non-current non-financial assets		(11,354,836)	(7,544,567)
Cash consideration paid for acquisition of subsidiaries, net of cash acquired	25	(8,887,882)	–
Other cash flows arising from investing activities		(162,231)	929,695

Net cash used in investing activities		(20,404,949)	(6,614,872)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of short-term bonds		10,980,000	4,980,000
Proceeds from loans		37,703,307	28,096,038
Repayments of bonds and loans		(49,235,640)	(37,634,044)
Interest paid		(4,657,338)	(4,063,524)
Other cash flow arising from financing activities		(675,479)	1,253,720

Net cash used in financing activities		(5,885,150)	(7,367,810)

Effect of exchange rate fluctuations on cash held		(4,395)	52,675
Net (decrease)/increase in cash and cash equivalents		(2,246,246)	2,318,482

Cash and cash equivalents as at beginning of the period		12,238,367	9,341,672
Cash and cash equivalents as at end of the period	22	9,992,121	11,660,154

The notes on pages 40 to 77 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
FOR THE SIX MONTHS ENDED 30 JUNE 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company” or “HPI”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2015 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This unaudited condensed consolidated interim financial information was approved for issue on 25 August 2015.

As at and for the six months ended 30 June 2015, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2015, the Company and its subsidiaries have net current liabilities of approximately Renminbi Yuan (“RMB”) 89.56 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB186 billion as at 30 June 2015, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the unaudited condensed consolidated interim financial information are prepared on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2014 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards that are first effective for the current accounting period:

•	Amendments to IAS 19, ‘Employee benefits – Defined benefit plans: Employee contributions’

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

3.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries has not applied any new standard or interpretation that is not yet effective for current accounting period.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2015	2014
Sales of power and heat	64,820,940	64,225,164
Port service	78,202	95,900
Transportation service	51,798	71,287
Others	354,532	213,170

Total	65,305,472	64,605,521

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of statement of financial position.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2015
Total revenue	59,988,445	5,175,814	263,931	65,428,190
Inter-segment revenue	–	–	(122,718)	(122,718)

Revenue from external customers	59,988,445	5,175,814	141,213	65,305,472

Segment results	14,851,907	(81,773)	(343,413)	14,426,721

Interest income	50,189	33,259	230	83,678
Interest expense	(3,697,577)	(222,529)	(88,578)	(4,008,684)
Impairment loss	29	922	(178,131)	(177,180)
Depreciation and amortization	(6,524,459)	(389,707)	(97,947)	(7,012,113)
Net (loss)/gain on disposal of non-current assets	(74,480)	6,132	(1)	(68,349)
Share of profits/(losses) of associates and joint ventures	715,541	–	(68,320)	647,221
Income tax expense	(3,632,231)	12,721	7,719	(3,611,791)

For the six months ended 30 June 2014 (Restated*)
Total revenue	64,718,354	7,286,736	248,053	72,253,143
Inter-segment revenue	–	–	(69,847)	(69,847)

Revenue from external customers	64,718,354	7,286,736	178,206	72,183,296

Segment results	12,638,858	19,588	(85,846)	12,572,600

Interest income	49,654	35,926	592	86,172
Interest expense	(3,724,172)	(214,765)	(73,116)	(4,012,053)
Impairment loss	(324,251)	1,770	(120,049)	(442,530)
Depreciation and amortization	(6,032,008)	(408,545)	(88,951)	(6,529,504)
Net loss on disposal of non-current assets	(299,160)	(1)	(20,300)	(319,461)
Share of profits/(losses) of associates and joint ventures	663,945	–	(13,526)	650,419
Income tax expense	(3,510,249)	8,763	(2,628)	(3,504,114)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

30 June 2015
Segment assets	249,798,828	27,815,078	10,517,493	288,131,399

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	9,425,247	101,640	230,763	9,757,650
Investments in associates	11,982,584	–	2,783,930	14,766,514
Investments in joint ventures	1,360,657	–	951,042	2,311,699
Segment liabilities	(182,917,241)	(14,491,859)	(4,972,837)	(202,381,937)

31 December 2014 (Restated*)
Segment assets	254,113,135	28,899,723	10,622,010	293,634,868

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	30,325,524	444,658	872,615	31,642,797
Investments in associates	11,638,863	–	2,400,808	14,039,671
Investments in joint ventures	1,121,082	–	1,009,180	2,130,262
Segment liabilities	(181,003,200)	(15,865,147)	(5,511,400)	(202,379,747)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the six months ended 30 June

	2015	2014 (Restated*)

Revenue from external customers (PRC GAAP)	65,305,472	72,183,296
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control*(Note 25)	–	(7,577,775)

Operating revenue per unaudited condensed consolidated interim statement of comprehensive income	65,305,472	64,605,521

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June

	2015	2014 (Restated*)

Segment results (PRC GAAP)	14,426,721	12,572,600
Reconciling items:
Income related to the headquarters	164,702	255,564
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	105,008	74,798
Dividend income of available-for-sale financial assets	97,645	–
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 25)	–	(1,473,367)
Impact of other IFRS adjustments**	(274,989)	81,074

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	14,519,087	11,510,669

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2015	As at 31 December 2014 (Restated*)

Total segment assets (PRC GAAP)	288,131,399	293,634,868
Reconciling items:
Investment in Huaneng Finance	1,499,865	1,347,956
Deferred income tax assets	918,146	1,115,232
Prepaid income tax	7,313	19,899
Available-for-sale financial assets	5,429,208	4,383,515
Corporate assets	419,480	379,385
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 25)	–	(28,715,907)
Impact of other IFRS adjustments**	9,225,241	3,006,820

Total assets per unaudited condensed consolidated interim statement of financial position	305,630,652	275,171,768

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2015	As at 31 December 2014 (Restated*)

Total segment liabilities (PRC GAAP)	(202,381,937)	(202,379,747)
Reconciling items:
Current income tax liabilities	(1,038,988)	(881,687)
Deferred income tax liabilities	(1,794,262)	(1,595,025)
Corporate liabilities	(5,124,256)	(5,562,871)
Impact of restatement under PRC GAAP in relation to business combination under common control * (Note 25)	–	21,674,285
Impact of other IFRS adjustments**	(3,424,483)	(1,644,017)

Total liabilities per unaudited condensed consolidatedinterim statement of financial position	(213,763,926)	(190,389,062)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Other material items:

	Reportable Segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the six months ended 30 June 2015
Interest expense	(4,008,684)	(79,085)	–	–	–	(4,087,769)
Depreciation and amortization	(7,012,113)	(31,085)	–	–	(199,989)	(7,243,187)
Impairment loss	(177,180)	–	–	–	–	(177,180)
Share of profits less losses of associates and joint ventures	647,221	–	105,008	–	(16,045)	736,184
Net loss on disposal of non-current assets	(68,349)	(6)	–	–	207	(68,148)
Income tax expense	(3,611,791)	–	–	–	64,435	(3,547,356)

For the six months ended 30 June 2014 (Restated*)
Interest expense	(4,012,053)	(118,679)	–	403,826	–	(3,726,906)
Depreciation and amortization	(6,529,504)	(25,472)	–	617,909	22,969	(5,914,098)
Impairment loss	(442,530)	–	–	31,783	–	(410,747)
Share of profits less losses of associates and joint ventures	650,419	–	74,798	(841)	3,898	728,274
Net (loss)/gain on disposal of non-current assets	(319,461)	62	–	8,386	284	(310,729)
Income tax expense	(3,504,114)	–	–	397,511	17,249	(3,089,354)

*
The Company completed the acquisition of equity interests of ten companies from Huaneng Group and HIPDC, see Note 25 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June

	2015	2014
PRC	60,129,658	57,318,785
Singapore	5,175,814	7,286,736

Total	65,305,472	64,605,521

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30	As at 31
	June 2015	December 2014
PRC	241,688,501	207,709,257
Singapore	23,102,842	23,808,140

Total	264,791,343	231,517,397

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June

	2015		2014

	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	7,439,753	11%	8,230,274	13%
Shandong Electric Power Corporation	7,069,237	11%	8,036,698	12%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at 30	As at 31
	June 2015	December 2014

Beginning of the period/year	188,379,057	181,415,181
Business combination (Note 25)	26,458,623	10,750
Additions	8,857,414	20,733,109
Disposals	(81,182)	(458,583)
Transfer from a subsidiary to a joint venture*	(619,848)	–
Depreciation charge	(7,104,465)	(11,670,874)
Impairment charge	–	(1,358,522)
Currency translation differences	(167,563)	(292,004)

End of the period/year	215,722,036	188,379,057

*
Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”) was previously a subsidiary of the Company. The Company holds 50% equity interests of Yingkou Port. The Company had the ability to control the entity pursuant to a shareholder agreement signed with the other shareholder who holds the remaining 50% equity interests. For the purpose of better utilization of the expertise of both shareholders in terms of port operation and management, the Company and the other shareholder agreed to optimize the business model of Yingkou Port and amended the articles of association of Yingkou port at 1 January 2015. In accordance with the amended articles of association, the Company and the other shareholder jointly control Yingkou Port, and Yingkou Port turned into a joint venture of the Company.

6.	FINANCIAL INSTRUMENTS

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 30 June 2015 and 31 December 2014:

As at 30 June 2015:

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss – Trading derivatives	–	5,503	–	5,503

Derivatives used for hedging	–	130,607	–	130,607
Available-for-sale financial assets – Equity securities	–	3,793,855	–	3,793,855

Total assets	–	3,929,965	–	3,929,965

Liabilities
Financial liabilities at fair value through profit or loss – Trading derivatives	–	11,922	–	11,922

Derivatives used for hedging	–	716,773	–	716,773

Total liabilities	–	728,695	–	728,695

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

As at 31 December 2014:

	The Company and its subsidiaries

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss – Trading derivatives	–	184,756	–	184,756

Derivatives used for hedging	–	116,977	–	116,977
Available-for-sale financial assets – Equity securities	2,748,162	–	–	2,748,162

Total assets	2,748,162	301,733	–	3,049,895

Liabilities
Financial liabilities at fair value through profit or loss – Trading derivatives	–	149,989	–	149,989

Derivatives used for hedging	–	1,332,251	–	1,332,251

Total liabilities	–	1,482,240	–	1,482,240

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instrument included in level 1 represents an equity investment classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

The Company accounted for the investment in a listed security (“China Yangtze Power Co. Ltd.” or “Yangtze Power”) as available-for-sale financial asset. Due to a material restructuring in plan, Yangtze Power suspended its stock transaction on 12 June 2015 in Shanghai Stock Exchange and as a result there is no quoted market price available on 30 June 2015. The Company determined the fair value of available-for-sale financial asset based on the closing price at RMB14.73 per share on 12 June 2015, the last trading day of Yangtze Power on Shanghai Stock Exchange. The Company also considered and analyzed available information of other comparable listed companies in the market, including quoted market price and price earnings ratio as at 30 June 2015 and concluded that no significant adjustment to the fair value was necessary. As a result, the available-for-sale financial asset was transferred from level 1 to level 2 fair value hierarchy as at 30 June 2015.

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB77.26 billion and RMB23.12 billion as at 30 June 2015 (31 December 2014: RMB64.89 billion and RMB28.03 billion), respectively. The aggregate book value of these liabilities was approximately RMB77.48 billion and RMB22.76 billion as at 30 June 2015 (31 December 2014: RMB65.03 billion and RMB27.75 billion), respectively.

7.	GOODWILL

The movements in the carrying amount of goodwill are as follows:

	As at 30	As at 31
	June 2015	December 2014

Cost
Beginning of the period/year	13,865,890	14,273,513
Business combination (Note 25)	1,169,966	–
Disposals	–	(78,002)
Currency translation differences	(181,565)	(329,621)

End of the period/year	14,854,291	13,865,890

Impairment
Beginning of the period/year	2,140,335	1,515,482
Additions	–	641,061
Currency translation differences	(5,067)	(16,208)

End of the period/year	2,135,268	2,140,335

Net book value
Beginning of the period/year	11,725,555	12,758,031

End of the period/year	12,719,023	11,725,555

8.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 30	As at 31
	June 2015	December 2014

Intangible assets	453,920	452,109
Deferred employee housing subsidies	4,377	4,847
Prepayments for switch house and metering station	9,580	10,142
Prepaid connection fees	114,272	118,941
Prepaid territorial waters use right	768,278	775,493
Finance lease receivables	511,229	525,353
VAT recoverable	1,254,911	981,980
Others	936,302	850,390

Total	4,052,869	3,719,255

9.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30	As at 31
	June 2015	December 2014

Prepayments for inventories	195,028	279,128
Prepayments for pre-construction cost	674,659	577,644
Prepayments for capacity quota	303,399	303,399
Prepaid income tax	7,313	20,499
Others	143,979	144,040

Total prepayments	1,324,378	1,324,710

Staff advances	34,566	17,648
Dividends receivable	80,000	188,958
Financial lease receivables	13,802	14,767
Interest receivables	1,564	350
Others	806,823	622,310

Subtotal other receivables	936,755	844,033

Less: provision for doubtful accounts	28,318	29,644

Total other receivables, net	908,437	814,389

VAT recoverable	2,000,391	1,272,621
Designated loan to a joint venture	80,000	–

Gross total	4,341,524	3,441,364

Net total	4,313,206	3,411,720

10.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30	As at 31
	June 2015	December 2014
Accounts receivable	12,338,030	14,087,378
Notes receivable	1,381,534	806,394

	13,719,564	14,893,772
Less: provision for doubtful accounts	2,527	11,809

Total	13,717,037	14,881,963

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30	As at 31
	June 2015	December 2014
Within 1 year	13,439,988	14,693,174
Between 1 to 2 years	160,693	123,700
Between 2 to 3 years	116,523	48,021
Over 3 years	2,360	28,877

Total	13,719,564	14,893,772

As at 30 June 2015, the maturity period of the notes receivable ranged from 1 month to 6 months (31 December 2014: from 1 month to 6 months).

11.	DIVIDENDS

On 25 June 2015, upon the approval from the annual general meeting of the shareholders, the Company declared 2014 final dividend of RMB0.38 (2013 final: RMB0.38) per ordinary share, totaling approximately RMB5,480 million (2013 final: RMB5,341 million). The Company did not make any dividend payments during the six months ended 30 June 2015 (nil during the six months ended 30 June 2014).

12.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30	As at 31
	June 2015	December 2014

Loans from Huaneng Group and its subsidiaries (a)	3,418,225	1,057,485
Bank loans and other loans (b)	74,064,421	63,973,406

	77,482,646	65,030,891

Less: Current portion of long-term loans	10,273,481	7,392,433

Total	67,209,165	57,638,458

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 30 June 2015
	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Loans from Huaneng Group
Unsecured	665,015	–	665,015	4.95%-5.54%

Loans from HIPDC
Unsecured	2,250,210	2,250,000	210	4.95%-5.54%

Loans from Huaneng Finance
Unsecured	503,000	307,000	196,000	4.95%-5.89%

Total	3,418,225	2,557,000	861,225

12.	LONG-TERM LOANS (Cont’d)

(a)	Loans from Huaneng Group and its subsidiaries (Cont’d)

	As at 31 December 2014

	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Loans from Huaneng Group
Unsecured	640,485	–	640,485	5.40%

Loans from Huaneng Finance
Unsecured	417,000	150,000	267,000	5.54%

Total	1,057,485	150,000	907,485

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 30 June 2015

	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Secured	10,405,830	837,790	9,568,040	5.08%-6.15%
Unsecured	63,658,591	6,878,691	56,779,900	0.75%-6.55%

Total	74,064,421	7,716,481	66,347,940

	As at 31 December 2014

	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Secured	10,604,895	1,059,994	9,544,901	5.54%-6.55%
Unsecured	53,368,511	6,182,439	47,186,072	0.81%-6.55%

Total	63,973,406	7,242,433	56,730,973

12.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans and other loans (Cont’d)

As at 30 June 2015, a long-term loan of RMB35 million (31 December 2014: RMB37 million) is secured by territorial waters use right with net book value amounting to RMB79.37 million (31 December 2014: RMB80.36 million).

As at 30 June 2015, a long-term loan of RMB95 million (31 December 2014: RMB95 million) is secured by certain property, plant and equipment with net book value amounting to RMB172 million (31 December 2014: RMB194 million).

As at 30 June 2015, long-term loans of approximately RMB10,276 million (31 December 2014: RMB10,404 million) were secured by future electricity revenue.

As at 31 December 2014, a long-term loan of RMB69 million was secured by a subsidiary’s port facility with net book value amounting to RMB522 million. The subsidiary was transferred to joint venture in 2015.

13.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 30 June 2015, interest payables for the unmatured bonds amounted to approximately RMB100.28 million (31 December 2014: RMB3.73 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2015, interest payable for these bonds amounted to approximately RMB30.12 million (31 December 2014: RMB135.06 million).

13.	LONG-TERM BONDS (Cont’d)

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. The bond with original maturity of 3 years had matured in January 2015 and the Company repaid the principal of RMB5 billion. As at 30 June 2015, interest payable for the unmatured bond amounted to approximately RMB187.93 million (31 December 2014: RMB45.61 million).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 30 June 2015, interest payable for the bonds amounted to approximately RMB23.10 million (31 December 2014: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. As at 30 June 2015, interest payable for the bonds amounted to approximately RMB17.78 million (31 December 2014: RMB139.32 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 30 June 2015, interest payable for the bonds amounted to approximately RMB204.45 million (31 December 2014: RMB99.32 million).

Please refer to Note 23(e) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

14.	OTHER NON-CURRENT LIABILITIES

	As at 30	As at 31
	June 2015	December 2014

Environmental subsidies (a)	1,001,925	909,615
Security deposits	99,649	94,061
Finance lease payables	1,460,235	1,254,460
Government grants and others	616,084	460,544

Total	3,177,893	2,718,680

(a)	These primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30	As at 31
	June 2015	December 2014

Accounts and notes payable	11,030,738	11,685,285
Provisions	6,000	28,647
Other payables and accrued liabilities	14,637,229	15,321,932

Total	25,673,967	27,035,864

Aging analysis of accounts and notes payable was as follows:

	As at 30	As at 31
	June 2015	December 2014

Within 1 year	10,938,829	11,559,092
Between 1 to 2 years	39,030	88,408
Over 2 years	52,879	37,785

Total	11,030,738	11,685,285

16.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 4.90% and 3.98% in April 2014 and November 2014, respectively. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 5.30% and 4.40%, respectively. The bond issued in April 2014 had matured and the Company repaid the principal of RMB5 billion in April 2015. As at 30 June 2015, interest payables for the outstanding bond amounted to approximately RMB122.67 million.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB3 billion, and RMB3 billion bearing annual interest rates of 4.63%, 4.63% and 4.00%, in August 2014, September 2014, and November 2014, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 4.94%, 4.94% and 4.31%, respectively. The bonds issued in August 2014 and September 2014 had matured and the Company repaid the principal of RMB2 billion and RMB3 billion in May 2015 and June 2015, respectively. As at 30 June 2015, interest payables for the outstanding bond amounted to approximately RMB78.25 million.

The Company issued unsecured short-term bonds with a face values of RMB5 billion bearing annual interest rate of 4.44% in April 2015. Such bond is denominated in RMB, issued at par and mature in 366 days. The annual effective interest rates of these bonds is 4.86%. As at 30 June 2015, interest payables for the bond amounted to approximately RMB47.92 million.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, and RMB2 billion bearing annual interest rates of 3.11%, 3.10% and 3.38%, in June 2015, June 2015, and June 2015, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. As at 30 June 2015, interest payables for the outstanding bonds amounted to approximately RMB3.40 million, RMB2.37 million, and RMB0.92 million, respectively.

17.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2015		As at 31 December 2014

	RMB	Annual	RMB	Annual
	equivalent	interest rate	equivalent	interest rate

Secured	3,124,000	5.04%-6.00%	3,304,901	4.50%-6.00%
Unsecured	48,986,355	4.00%-6.00%	40,224,103	4.00%-6.00%

Total	52,110,355		43,529,004

As at 30 June 2015, short-term loans of RMB3,100 million (31 December 2014: RMB3,150 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB3,404 million (31 December 2014: RMB3,592 million).

As at 30 June 2015, short-term loans of RMB24 million (31 December 2014: RMB114.90 million) represented the notes receivable that were discounted with recourse. As these notes receivable have not yet matured, the proceeds received were recorded as short-term loans.

As at 30 June 2015, short-term loans from Huaneng Finance amounted to RMB2,370 million (31 December 2014: RMB1,890 million), with the annual interest rates from 4.48% to 5.32% (31 December 2014: 5.04% to 5.70%).

As at 30 June 2015, a short-term loan from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) amounted to RMB150 million (31 December 2014: RMB150 million), with an annual interest rate of 4.59% (31 December 2014: 5.04%).

As at 30 June 2015, a short-term loan from Xi’an Thermal Power Research Institute Co., Ltd (“Xi’an Thermal”) amounted to RMB200 million (31 December 2014: RMB200 million), with an annual interest rate of 4.61% (31 December 2014: 5.32%).

As at 31 December 2014, a short-term loan was borrowed from Huaneng Group Hong Kong Limited Company (“Huaneng Hong Kong”) amounting to RMB100 million with annual interest rate of 5.40%. The loan was settled in 2015.

As at 31 December 2014, a short-term loan of RMB40 million is secured by a subsidiary’s port facility with net book value amounting to RMB56.47 million. The subsidiary was transferred to joint venture in 2015.

18.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2015, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB89,560 million (31 December 2014: RMB66,981 million) and total assets less current liabilities were approximately RMB181,737 million (31 December 2014: RMB170,326 million).

19.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June

	2015	2014

Total interest expense on borrowings	4,522,881	4,095,870
Less: amounts capitalized in property, plant and equipment	435,112	368,964

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	4,087,769	3,726,906
Operating Lease charge	216,934	162,505
Depreciation of property, plant and equipment	7,085,140	5,792,669
Loss on disposals of non-current assets	68,148	310,729
Impairment loss of property, plant and equipment	–	291,025
Impairment loss of investment in an associate	178,131	120,049
Reversal of doubtful accounts	(2,503)	(1,237)
Provision for inventory obsolescence	1,552	910
Government grant	500,376	574,980

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

20.	INCOME TAX EXPENSE

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2015 (for the six months ended 30 June 2014: nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2015, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2014: 17%).

21.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June

	2015	2014

Consolidated net profit attributable to equity holders of the Company	8,950,784	6,808,372
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,420,383	14,055,383
Basic earnings per share (RMB)	0.62	0.48

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2015 and 2014.

22.	BANK BALANCES AND CASH

Bank balances and cash comprised the following:

	As at 30	As at 31
	June 2015	December 2014

Restricted cash	163,211	369,825
Cash and cash equivalents	9,992,121	12,238,367

Total	10,155,332	12,608,192

23.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group*
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd.	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited	A subsidiary of Huaneng Group
Huaneng Shandong Power Limited Company and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Huajialing Hydropower Co., Ltd.	A subsidiary of Huaneng Group
China Huaneng Group Hong Kong Limited	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd. and its subsidiaries	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Tiancheng Financial Leasing Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Chongqing Huaneng Lime Company Limited	An associate of the Company
Shanghai Time Shipping Limited Company	A joint venture of the Company
Jiangsu Nantong Power Generation Co., Ltd.	A joint venture of the Company
Yingkou Port	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)**	Other related party
Other government-related enterprises***	Related parties of the Company

23.	RELATED PARTY TRANSACTIONS (Cont’d)

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Company are presented as transactions with subsidiaries of Huaneng Group for note 23(a), 23(b) and 23(c).

**
Before 10 March 2015, the former director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. On 10 March 2015, Mr. Xu Zujian resigned from the position of the non-executive director. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Jinling CCGT, respectively.

***
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Procurement of goods and receiving services

	For the six months ended 30 June

	2015	2014

Huaneng Group
Technical services and engineering contracting services	29	–

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	8,437,594	7,296,322
Purchase of equipment	112,502	177,185
Purchase of materials	9,355	16,294
Technical services and engineering contracting services	133,976	81,169
Entrusting other parties for power generation	2,021	–
Premiums for property insurance	124,974	90,294
Purchase of electricity	3,541	2,010

Joint ventures of the Company
Purchase of coal and transportation services	870,056	1,176,963
Entrusting other parties for power generation	–	16,077

Associates of the Company
Purchase of lime	29,412	40,711

Other related party
Entrusting other parties for power generation	–	967

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Sales of goods and providing services

	For the six months ended 30 June

	2015	2014

Subsidiaries of Huaneng Group
Sales of power generation quota	76,725	–
Sales of capacity quota	20,000	–
Transportation service provided	5,386	15,844
Provision of entrusted power generation	–	134,708
Sales of electricity	1,111	885
Handling service provided	1,386	6,088

Joint ventures of the Company
Labor service provided	57,170	–
Sales of capacity quota	7,650	–
Sale of steam	29,097	–

Other related party
Provision of entrusted power generation	–	5,816

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Other related party transactions

(i)	Rental charge on leasehold

	For the six months ended 30 June

	2015	2014

HIPDC	78,104	71,214
Subsidiaries of Huaneng Group	65,183	53,464

(ii)	Rental income from leasehold

	For the six months ended 30 June

	2015	2014

Subsidiaries of Huaneng Group	842	4,842

(iii)	Drawdown of short-term loans

	For the six months ended 30 June

	2015	2014

A subsidiary of Huaneng Group	1,490,000	1,000,000

(iv)	Interest expense on loans

	For the six months ended 30 June

	2015	2014

Huaneng group	17,336	17,824
HIPDC	9,057	–
Subsidiaries of Huaneng Group	88,238	63,740

(v)	Interest income on loans

	For the six months ended 30 June

	2015	2014

A joint venture of the Company	220	–

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Other related party transactions (Cont’d)

(vi)	Capital injection from a subsidiary of Huaneng Group

	For the six months ended 30 June

	2015	2014

A subsidiary of Huaneng Group	266,140	–

(vii)	Capital injection to a subsidiary of Huaneng Group

	For the six months ended 30 June

	2015	2014

A subsidiary of Huaneng Group	567,000	164,358

(viii)	Accept pre-construction cost

	For the six months ended 30 June

	2015	2014

A subsidiary of Huaneng Group	35,328	–

(viiii)	Obtain finance lease payments

	For the six months ended 30 June

	2015	2014

A subsidiary of Huaneng Group	100,000	–

(x)	Entrusted management fee

	For the six months ended 30 June

	2015	2014

Huaneng Group	12,475	–

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Other related party transactions (Cont’d)

(xi)	Trusteeship management income

	For the six months ended 30 June

	2015	2014

Huaneng Group	850	–

(xii)	For the acquisition of subsidiaries from Huaneng Group and HIPDC, please see Note 25 for details.

Transactions with other government-related enterprises

For the six months ended 30 June 2015 and 2014, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions.

For the six months ended 30 June 2015 and 2014, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(d)	Guarantees

		As at 30	As at 31
		June 2015	December 2014

(i)	Loans guaranteed by
	– Huaneng Group	791,663	290,520
	– HIPDC	2,000,000	2,000,000

(ii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– Government-related banks	3,300,000	3,300,000

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(e)	Pre-tax benefits and social insurance of key management personnel

	For the six months ended 30 June

	2015	2014

Salaries	4,133	4,693
Pension	675	655

Total	4,808	5,348

24.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital commitments

	As at 30	As at 31
	June 2015	December 2014

Contracted but not provided for	18,417,833	20,333,112

24.	CAPITAL AND OTHER COMMITMENTS (Cont’d)

(b)	Other material long-term commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028. All the agreements require minimum volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		As at 30 June 2015		As at 31 December 2014

	Periods	Purchase quantities	Estimated unit costs	Purchase quantities	Estimated unit costs
			(RMB)		(RMB)

A government-related enterprise	2015	–	–	2.8 million ton/year*	not defined

A government-related enterprise	2015-2039	2.8 million m3/year*	2.73/m3	2.8 million m3/year*	2.92/m3
	2015-2023	541 million	2.53/m3	541 million	2.33/m3
		m3/year*		m3/year*
	2015-2023	450 million	2.53/m3	450 million	2.92/m3
		m3/year*		m3/year*

Other suppliers	2015-2016	244.5 BBtu**/day	approximately	244.5 BBtu**/day	approximately
			65,000/BBtu		70,000/BBtu
	2017-2022	248 BBtu/day	approximately	248 BBtu/day	approximately
			65,000/BBtu		70,000/BBtu
	2023	247.5 BBtu/day	approximately	247.5 BBtu/day	approximately
			65,000/BBtu		70,000/BBtu
	2024-2028	49.9 BBtu/day	approximately	49.9 BBtu/day	approximately
			70,000/BBtu		90,000/BBtu

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

25.	BUSINESS COMBINATION

On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC respectively to acquire:

•	91.80% equity interests of Huaneng Hainan Power Inc. (“Hainan Power”) from Huaneng Group

•	75% equity interests of Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”) from Huaneng Group

•	53.45% equity interests of Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) from Huaneng Group

•	97% equity interests of the Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”) from Huaneng Group

•	100% equity interests of Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”) from Huaneng Group

•	60% equity interests of Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) from HIPDC

•
100% equity interests of Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”), Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”), Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”) and Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”) from HIPDC

These entities are all mainly engaged in power generation and sales business. In early January 2015 the acquisition was completed and since then the Company obtained the control over above mentioned entities. The acquired business contributed consolidated revenue of RMB7,265 million (unaudited) and consolidated net profit of RMB1,206 million (unaudited) to the Company and its subsidiaries for the period from the date of acquisition (i.e. 1 January 2015) to 30 June 2015.

The total consideration is RMB9.647 billion after adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash by 30 June 2015.

25.	BUSINESS COMBINATION (Cont’d)

Acquisition Date

Fair value of total identifiable net assets	10,412,147
Non-controlling interests	(1,934,865)
Goodwill	1,169,966

Cash consideration	9,647,248

Less: Bank balances and cash of acquirees	972,686
Less: Restricted cash	(189,637)

Cash and cash equivalents of acquirees	783,049

Add: Cash paid for payables in relation to business combination of prior period	23,683

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	8,887,882

Goodwill arising from the acquisitions is attributable to the high profitability of certain acquired businesses and the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above, which mainly included goodwill arising from the acquisition of Hainan Power and Wuhan Power amounting to RMB506 million and RMB518 million respectively.

25.	BUSINESS COMBINATION (Cont’d)

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Hainan Power		Wuhan Power		Suzhou Thermal Power		Dalongtan Hydropower		Hualiangting Hydropower

	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount

Bank balances and cash	269,420	269,420	241,796	241,796	25,718	25,718	3,709	3,709	11,470	11,470
Property, plant and equipment	8,198,754	7,347,394	4,723,925	3,929,268	626,551	552,971	303,255	303,255	4,224	4,224
Land use rights	1,328,452	412,525	1,312,397	186,236	81,075	20,104	12,420	12,420	32,707	32,707
Deferred income tax assets	–	109,888	–	3,727	–	–	–	–	–	–
Investment in an associate	136,243	136,243	–	–	–	–	–	–	–	–
Available-for-sale financial assets	–	–	–	–	2,746	2,746	–	–	105	105
Other non-current assets	26,824	25,181	–	–	406	406	–	–	207	207
Inventories	167,476	167,476	234,750	234,750	25,508	25,508	92	92	359	359
Receivables and other current assets	677,902	677,902	459,640	459,640	37,336	37,336	3,451	3,451	3,090	3,090
Payables and other current liabilities	(586,322)	(586,322)	(480,956)	(480,956)	(95,216)	(95,216)	(9,959)	(9,959)	(32,021)	(32,021)
Salary and welfare payables	(74,801)	(74,801)	(20,336)	(20,336)	(4,270)	(4,270)	–	–	(2,387)	(2,387)
Borrowings	(5,380,813)	(5,380,813)	(2,844,530)	(2,844,530)	(230,000)	(230,000)	(199,187)	(199,187)	(10,000)	(10,000)
Deferred income tax liabilities	(332,344)	–	(476,477)	–	(33,638)	–	–	–	–	–
Other non-current liabilities	(2,700)	(2,700)	(40,037)	(40,037)	(7,176)	(7,176)	(760)	(760)	–	–

Total identifiable net assets	4,428,091	3,101,393	3,110,172	1,669,558	429,040	328,127	113,021	113,021	7,754	7,754

	Chaohu Power		Ruijin Power		Anyuan Power		Jingmen Thermal Power		Yingcheng Thermal Power

	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount

Bank balances and cash	30,210	30,210	53,381	53,381	188,402	188,402	61,508	61,508	87,072	87,072
Property, plant and equipment	3,170,347	2,598,201	2,028,220	1,942,631	3,330,391	3,323,710	2,467,152	2,465,509	1,609,179	1,609,642
Land use rights	4,603	3,344	52,269	53,909	89,264	89,264	6,615	6,784	76,638	71,950
Other non-current assets	230	230	294	294	83,030	83,030	88	88	–	–
Inventories	131,697	131,697	115,013	115,013	1,984	1,984	30,529	30,529	–	–
Receivables and other current assets	252,004	252,004	184,600	184,600	29,401	29,401	102,822	102,822	1,105	1,105
Payables and other current liabilities	(275,897)	(275,897)	(161,977)	(161,977)	(700,972)	(700,972)	(379,138)	(379,138)	(346,586)	(346,586)
Salary and welfare payables	(916)	(916)	(1,596)	(1,596)	(56,984)	(56,984)	(868)	(868)	–	–
Borrowings	(1,690,220)	(1,690,220)	(1,868,750)	(1,868,750)	(3,082,500)	(3,082,500)	(1,886,834)	(1,886,834)	(1,162,000)	(1,162,000)
Deferred income tax liabilities	(143,351)	–	(20,987)	–	(1,670)	–	(369)	–	(1,057)
Other non-current liabilities	(932)	(932)	(110)	(110)	(25,288)	(25,288)	–	–	(54,977)	(54,977)

Total identifiable net assets	1,477,775	1,047,721	380,357	317,395	(144,942)	(149,953)	401,505	400,400	209,374	206,206

26.	PENDING ARBITRATION

In April 2015, a subsidiary’s construction contractor filed for an arbitration of the account settlement, insisting that a compensation of RMB83.45 million, including interests accrued, should be made from the subsidiary. As at 30 June 2015, on the circumstances that the arbitration is still in progress, the Company and its subsidiary have no access to estimating the possible financial influence deriving from the case.

27.	SUBSEQUENT EVENT

The Company issued unsecured super short-term bonds with a face values of RMB5 billion bearing annual interest rate of 3.05% in July 2015. The bond is denominated in RMB, issued at face value and matures in 270 days from the issuance date.

The Company issued unsecured short-term bonds with a face values of RMB3 billion bearing annual interest rate of 3.17% in August 2015. The bond is denominated in RMB, issued at face value and matures in 366 days from the issuance date.

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit and equity attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company For the six months ended 30 June		Total equity attributable to equity holders of the Company

	2015	2014	As at 30 June 2015	As at 31 December 2014
		(Restated)		(Restated)

Consolidated net profit/equity attributable to shareholders of the Company under PRC GAAP	9,058,576	7,581,871	70,013,430	74,992,915

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	97,261	111,725	(199,407)	(296,668)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(470)	(470)	(138,052)	(137,583)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(13,508)	(13,508)	250,009	263,517
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (d)	(258,898)	(1,110,558)	5,547,924	(5,775,291)
Others	(99,374)	24,930	(36,592)	(45,233)
Applicable deferred income tax impact of the GAAP differences above (e)	64,435	10,349	376,876	312,440
Profit/Equity attributable to minority interests on the adjustments above	102,762	204,033	(1,073,100)	815,394

Consolidated net profit/equity attributable to equity holders of the Company under IFRS	8,950,784	6,808,372	74,741,088	70,129,491

(A)	EFFECT OF RECORDING THE AMOUNTS RECEIVED IN ADVANCE OF PREVIOUS YEARS

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(B)	DIFFERENCE IN THE RECOGNITION OF HOUSING BENEFITS TO THE EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES IN PREVIOUS YEARS

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(C)	EFFECT OF DEPRECIATION ON THE CAPITALIZATION OF BORROWING COSTS IN PREVIOUS YEARS

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(D)	DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(E)	DEFERRED INCOME TAX IMPACT ON GAAP DIFFERENCES

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     September 17, 2015